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                           August 22, 2023

       Sean McCarthy, D.Phil.
       Chief Executive Officer
       CytomX Therapeutics, Inc.
       151 Oyster Point Blvd., Suite 400
       South San Francisco, CA 94080

                                                        Re: CytomX
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 16,
2023
                                                            File No. 333-274010

       Dear Sean McCarthy:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Dillon
Hagius at 202-551-7967 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Mark Roeder